Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation

Cytocom Subsidiary Inc.	Delaware

ImQuest Life Sciences, Inc.	Wyoming

ImQuest BioSciences, Inc.	Wyoming

ImQuest Pharmaceuticals, Inc.	Wyoming

Lubrinovation Inc.	Wyoming

Panacela Labs, Inc.	Delaware

Panacela Labs LLC	Russian Federation